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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH. D.C. 210

SEC FILE NUMBER
8-14685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne	**Indiana**	**46802-3506**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy A. Jordan **260-455-3503**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

110 West Berry Street, Suite 2300	**Fort Wayne**	**IN**	**46802**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy A. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Nancy A. Jordan
Signature

Chief Financial Officer
Title

Janet K. Myers
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – DECEMBER 31, 2006

LINCOLN FINANCIAL ADVISORS CORPORATION
(Name of Respondent)

1300 South Clinton Street, Fort Wayne, IN 46802-3506
(Address of principal executive office)

Nancy A. Jordan
Second Vice President,
Chief Financial Officer and Controller
Lincoln Financial Advisors Corporation
1300 South Clinton Street
Fort Wayne, IN 46802-3506

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Lincoln Financial Advisors Corporation
Years Ended December 31, 2006 and 2005

0701-0796434

Lincoln Financial Advisors Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2006 and 2005

Contents



Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Lincoln Financial Advisors Corporation

We have audited the accompanying consolidated statements of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) and its subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of management of Lincoln Financial Advisors Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Advisors Corporation and its subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 13, 2007

Lincoln Financial Advisors Corporation

Consolidated Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 70,442,854**	$ 67,898,777
Investment in common stock	–	16,100
Receivables:		
Commissions and fees	**34,548,383**	33,567,224
Affiliates	**788,665**	8,530,068
Deferred income tax benefit	**5,382,140**	4,784,490
Prepaid expenses	**1,546,695**	851,992
Other assets	**235,300**	273,490
Property and equipment:		
Computer and software costs	**1,562,484**	1,782,136
Furniture and equipment	**2,163,153**	2,163,153
	3,725,637	3,945,289
Less accumulated depreciation	**(1,888,258)**	(2,056,898)
Net property and equipment	**1,837,379**	1,888,391
Total assets	**$ 114,781,416**	$ 117,810,532
Liabilities and stockholder's equity		
Payable to vendors	**$ 1,465,361**	$ 624,612
Payable to affiliates	**13,378,591**	36,417,985
Deferred revenue	**4,049,096**	3,460,325
Accrued commissions	**20,186,953**	20,105,966
Accrued compensation and benefits	**9,175,249**	9,363,276
Other liabilities	**7,831,701**	7,419,105
Total liabilities	**56,086,951**	77,391,269
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, issued, and outstanding shares – 135,000	**500,000**	500,000
Additional paid-in capital	**9,066,849**	4,856,510
Retained earnings	**49,127,616**	35,062,753
Total stockholder's equity	**58,694,465**	40,419,263
Total liabilities and stockholder's equity	**$ 114,781,416**	$ 117,810,532

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Income

	Year Ended December 31	
	2006	**2005**
Revenues:		
Commissions and fees from third parties	**$ 221,951,657**	$ 222,757,410
Commissions and fees from affiliates	**148,400,067**	153,890,521
Interest	**3,301,821**	2,192,542
Total revenues	**373,653,545**	378,840,473
Expenses:		
Commissions and agency expenses	**208,988,519**	223,987,348
Service charges from affiliates	**111,588,348**	80,513,455
Salaries, wages, and benefits	**19,386,062**	22,279,926
Licenses and fees	**1,017,697**	1,580,101
Professional services	**1,115,331**	2,190,674
Office expenses	**2,350,056**	2,383,664
Other general and administrative expenses	**5,894,661**	4,823,739
Total expenses	**350,340,674**	337,758,907
Income before income taxes	**23,312,871**	41,081,566
Income taxes	**9,248,008**	14,994,554
Net income	**$ 14,064,863**	$ 26,087,012

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2006	**2005**
Common stock –		
Balance at beginning and end of year	$ **500,000**	$ 500,000
Additional paid-in capital –		
Balance at beginning of year	**4,856,510**	2,335,712
Share-based payment expense	**4,210,339**	2,520,798
Balance at end of year	**9,066,849**	4,856,510
Donated capital:		
Balance at beginning of year	–	10,510,921
Additions, net of income taxes	–	–
Dividends paid	–	(10,510,921)
Balance at end of year	–	–
Retained earnings:		
Balance at beginning of year	**35,062,753**	35,864,819
Comprehensive income	**14,064,863**	26,053,649
Less other comprehensive income (net of federal income tax) – minimum pension liability adjustment	–	(33,363)
Net income	**14,064,863**	26,087,012
Dividends paid	–	(26,889,078)
Balance at end of year	**49,127,616**	35,062,753
Minimum pension liability adjustment:		
Balance at beginning of year	–	33,363
Change during the year	–	(33,363)
Balance at end of year	–	–
Stockholder's equity at end of year	**$ 58,694,465**	$ 40,419,263

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Operating activities		
Net income	**$ 14,064,863**	$ 26,087,012
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred income tax expense (benefit)	**432,739**	(1,411,056)
Loss on disposal of furniture and equipment	**41,442**	–
Depreciation	**536,821**	511,297
Changes in operating assets and liabilities:		
Receivables:		
Commission and fees	**(981,159)**	(11,608,950)
Affiliates	**7,741,403**	(8,530,068)
Prepaid expenses	**(694,703)**	569,993
Other assets	**38,190**	(190,324)
Payable to affiliates	**(23,039,394)**	21,535,453
Deferred revenue	**588,771**	408,636
Payable to vendors	**840,749**	462,181
Accrued commissions	**80,987**	8,553,206
Accrued compensation and benefits	**(188,027)**	1,869,252
Other liabilities	**412,596**	(650,697)
Cash provided by (used in) operating activities	**(124,722)**	37,605,935
Investing activities		
Sale of common stock	**16,100**	81,600
Proceeds from sale of furniture and equipment	**89,163**	–
Purchase of property and equipment	**(616,414)**	(207,190)
Cash used in investing activities	**(511,151)**	(125,590)
Financing activities		
Share-based payment expense	**3,179,950**	2,520,798
Dividends paid to stockholder from donated capital	**–**	(10,510,921)
Dividends paid to stockholder from retained earnings	**–**	(26,889,078)
Cash provided by (used in) financing activities	**3,179,950**	(34,879,201)
Increase in cash and cash equivalents	**2,544,077**	2,601,144
Cash and cash equivalents at beginning of year	**67,898,777**	65,297,633
Cash and cash equivalents at end of year	**$ 70,442,854**	$ 67,898,777
Noncash transactions		
Minimum pension liability adjustment	**$ –**	$ 33,363
Executive stock option tax benefit	**1,030,389**	33,083

See accompanying notes.

0701-0796434

Lincoln Financial Advisors Corporation

Notes to Consolidated Financial Statements

December 31, 2006

1. Organization and Accounting Policies

Description of Business

The accompanying consolidated financial statements include Lincoln Financial Advisors Corporation (LFA) and its wholly owned subsidiary, LFA Management Corporation (LFAMC). LFA is a registered broker dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFAMC is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. All intercompany accounts and transactions are eliminated in consolidation. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company (LNL), which is a wholly owned subsidiary of Lincoln National Corporation (LNC).

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single (FOCUS) Report. However, the financial information in the FOCUS Report is presented on an unconsolidated basis.

Use of Estimates

The preparation of the consolidated financial statements of LFA requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include all highly liquid debt instruments purchased with a maturity of three months or less, and therefore, the recorded value approximates fair value. Cash of $3,400,000 as of December 31, 2006 and 2005, has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

1. Organization and Accounting Policies (continued)

Commission Revenue and Expense

Commission revenue for customers' securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based revenue and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one quarter in arrears. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid on the fee income.

Income Taxes

LFA has elected to file consolidated federal income tax returns with LNL and LNC. Pursuant to an intercompany tax-sharing agreement with LNC, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Property and Equipment

All fixed assets, including furniture and fixtures, leasehold improvements, data processing equipment, and computer software are carried on the basis of cost, and depreciation is computed thereon based on the estimated service lives of the assets using the straight-line method.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform with the 2006 presentation. These reclassifications had no effect on stockholder's equity, net income, or net capital previously reported.

2. Federal Income Taxes

Income tax expense consists of the following:

	Year Ended December 31	
	2006	2005
Federal	$ 7,332,728	$ 14,631,024
State	1,915,280	363,530
	$ 9,248,008	$ 14,994,554

Income tax expense differs from the federal tax rate of 35% primarily as a result of state taxes. Included in state taxes in 2005 is a benefit of $2,284,930 for state tax refunds.

Significant components of LFA's deferred tax assets and liabilities are as follows:

	2006	2005
Deferred tax assets:		
Pensions, postretirement benefit liabilities, and other employee benefit liabilities	$ 3,198,227	$ 3,210,792
Accrued liabilities	2,153,187	2,596,688
Other	32,035	12,978
Total deferred tax assets	5,383,449	5,820,458
Deferred tax liabilities	1,309	1,035,968
Net deferred tax asset	$ 5,382,140	$ 4,784,490

Income taxes paid (refunds received) amounted to $(232,822) in 2006 and $24,153,338 in 2005. Income tax expense includes a deferred income tax expense (benefit) of $432,739 and $(1,411,056) in 2006 and 2005, respectively. The deferred income tax asset consists principally of tax benefits associated with retirement benefit accruals and other currently nondeductible accrued liabilities. Current federal income taxes payable (receivable) of $4,495,770 and $(7,398,160) at December 31, 2006 and 2005, respectively, are included in amounts due to (from) affiliates.

3. Agreements and Transactions With Affiliates

Service charges are allocated to LFA by certain affiliates for corporate and administrative services provided. Allocations include, but are not limited to, service charges related to human resource administration, print and distribution, legal services, compliance, and communication services. Total service charge allocations were $7,041,228 and $5,324,324 in 2006 and 2005, respectively.

Effective October 1, 2003, in order to be compliant with the National Association of Securities Dealers (NASD) Notice to Members 03-63 regarding expense-sharing agreements and to better match expenses with related securities revenue, LFA entered into a series of Master Services Agreements with its affiliated agency companies. In compliance with these agreements, LFA identified securities-related expenses historically paid and reported by affiliated Lincoln agency companies. These expenses include, but are not limited to, officer compensation and benefits, compliance services, and field as well as home office occupancy and operations. These expenses are identified and charged to LFA on a monthly basis by the affiliated agency companies. LFA incurred $90,021,848 and $60,549,996 of expenses in 2006 and 2005, respectively. In its continued effort to comply with Notice to Members 03-63, LFA entered into a similar Master Service Agreement with LNL's Employer Retirement Market division (ERM) which was effective January 1, 2004. Expenses related to the sale of ERM products that result in LFA revenue are identified and charged to LFA on a monthly basis by ERM. LFA incurred $14,525,272 and $14,639,135 of ERM-related expenses in 2006 and 2005, respectively. These Master Service Agreement expenses are reported in service charges from affiliates on the Consolidated Statements of Income.

4. Contingencies

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, LFA has received inquiries, including requests for information and/or subpoenas from various authorities, including the SEC and NASD, as well as notices of potential proceedings from the SEC and NASD. LFA is in the process of responding, and in some cases has settled or is in the process of settling, certain of these inquiries and potential proceedings. LFA continues to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances, companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. LFA's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all

4. Contingencies (continued)

of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however, it is management's opinion that future developments will not materially affect the consolidated financial position of LFA.

LFA is also involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business, including allegations of market timing, unsuitable or inappropriate investment recommendations and inappropriate or failed financial, tax, or estate plans. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the consolidated financial position of LFA.

Based on guidance provided by LNC's Legal Council, LFA has established legal contingency reserves of $6,026,932 and $7,293,572 for 2006 and 2005, respectively. This reserve is reported as a component of other liabilities on the Consolidated Statement of Financial Condition.

5. Net Capital Requirements

LFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1. Minimum net capital for LFA at December 31, 2006, was $3,213,780. At December 31, 2006, LFA had net capital of $29,698,013, which was $26,484,233 in excess of its required net capital of $3,213,780. LFA's net capital ratio was 1.62 to 1.

Other Financial Information

Lincoln Financial Advisors Corporation

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2006

Net capital	
Total stockholder's equity	$ 58,694,465
Deduct total nonallowable assets and other deductions	28,996,452
Net capital	$ 29,698,013
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 48,206,705
Ratio aggregate indebtedness to net capital	162.3%
Computation of basic net capital requirement	
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 3,213,780
Excess net capital	$ 26,484,233
Excess net capital at 1,000%	$ 24,877,343

Lincoln Financial Advisors Corporation

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Credit balances	
Free credit and other credit balances	$ 626,441
Total credit items	$ 626,441
Debit balances	
Secured customer debit balances	
Less 1%	$ –
Total debit items	$ –
Excess of total credits over total debits	$ 626,441
Required deposit	$ 657,763

0701-0796434

Lincoln Financial Advisors Corporation

Schedule III

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2006 (for which instructions to reduce to possession or control had been issued), but for which the required action was not taken by LFA within the time frames specified under Rule 15c3-3.)	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

Lincoln Financial Advisors Corporation

Statement Pursuant to SEC Rule 17a-5(d)(4)

As of December 31, 2006

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included in the accompanying supplementary information and the computation included in the LFA's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2006.

The audited financial statements are presented on a consolidated basis, however the accompanying net capital calculation is presented based on LFA's unconsolidated financial information.



Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Lincoln Financial Advisors Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Lincoln Financial Advisors Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 13, 2007

END